SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Amendment No.1

Sitestar Corporation
____________________________________
 (Name of Issuer)

Common Stock, par value $.001 per share
________________________________________
 (Title of Class of Securities)

82980W101
_____________________________
(CUSIP Number)

Dash Acquisitions LLC
9701 Wilshire Blvd. #1110, Beverly Hills, CA  90212
(310) 464-6364
___________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2011
_____________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP NO. 8290W101	Page 2 of 9

1	NAME OF REPORTING PERSON

Jonathan Dash

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) / / (B) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,360,971 (1)

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

3,360,971 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,360,971 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

CUSIP NO. 8290W101	Page 3 of 9

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.537% (2)

14	TYPE OF REPORTING PERSON*

IN

CUSIP NO. 8290W101	Page 4 of 9

1	NAME OF REPORTING PERSON

Dash Acquisitions LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) / / (B) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,360,971 (1)

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

3,360,971 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,360,971 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

CUSIP NO. 8290W101	Page 5 of 9

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.537% (2)

14	TYPE OF REPORTING PERSON*

OO

(1) See Item 4.
(2) Based on 74,085,705 shares of Common Stock outstanding on November 14, 2011.

CUSIP NO. 8290W101	Page 6 of 9

This Amendment No. 1, dated December 29, 2011, to Schedule 13D is filed on behalf of Dash Acquisitions LLC and Jonathan Dash and further amends that certain Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on July 30, 2007 (the “Schedule 13D”) relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Sitestar Corporation a Delaware corporation.

Items 1, 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and restated as follows:

Item 1.                                Security and Issuer.

Securities: Common Stock $.001 per value per shares (the “Shares”)
Issuer:	SITESTAR CORPORATION (the “Company” or the “Issuer”)
7109 Timberlake Road
Lynchburg, VA 24502

Item 2.                                Identity and Background

Set forth below is the following information with respect to the filing on this Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal law securities law during the past five years with respect to any state or federal securities laws; and (f) citizenship.

(a)           Dash Acquisitions LLC and Jonathan Dash (“Dash”) (together the “Reporting Persons”).

(b)           The address and principal business office of the Reporting Persons is 9701 Wilshire Boulevard, Suite 1110, Beverly Hills, CA 90212

(c)           Jonathan Dash’s firm is Dash Acquisitions LLC whose principal business is investment advisory services.

(d)           During the past five years prior to the date hereof, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During five years prior to the date hereof the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

(f)           Jonathan Dash is a United States Citizen. Dash Acquisitions, LLC is a Delaware limited liability company.

CUSIP NO. 8290W101	Page 7 of 9

Item 3.                                Source and Amount of Funds or Other Consideration

Common Stock Transactions

Between July 18, 2007 and December 3, 2008 9,628,970 shares of Common Stock beneficially owned by the Reporting Persons were purchased in open market transactions.  Between November 21, 2008, and August 9, 2011,  1,167,073 shares of Common Stock beneficially owned by the Reporting Persons were sold  in open market transactions.. Between February 25, 2009 and August 9, 2011 5,100,926 shares of Common Stock were returned to the custody of certain Clients (as defined below) and were no longer under the control of the Reporting Persons.

Item 4.                                Purpose of Transaction

Dash Acquisitions LLC entered into an agreement with the Dash Acquisitions LLC Clients (“Clients”), whereby it retains voting power and dispositive power over the Dash Clients’ Shares.  Clients, as of August 9, 2011, own an aggregate of 3,360,971 Shares of the Issuer which represent an aggregate amount of approximately 4.537% of the outstanding Shares (based upon 74,085,705 shares outstanding as of November 14, 2011, as reported on the latest 10-QSB of the Issuer).  Dash Acquisitions LLC retains voting power and beneficiary interests in the Clients’ Shares.  The Reporting Persons hold less than 5% of the Issuer’s securities and are no longer subject to reporting under Section 13d-1.

Dash is the managing member and control person of Dash Acquisitions LLC.  Thus, Dash may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of the aggregate amount of 3,360,971 Shares representing approximately 4.537% of the outstanding Shares (based upon 74,085,705 shares outstanding as of November 14, 2011, as reported on the latest 10-QSB of the Issuer).  Dash disclaims any economic interest or beneficial ownership of the Shares covered by this statement. The Reporting Persons hold less than 5% of the Issuer’s securities and are no longer subject to reporting under Section 13d-1.

The Reporting Persons holds the Shares in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.

From time to time the Reporting Persons may acquire or sell shares of Common Stock of the Issuer in future open market or private transactions.

Other than as described above, the Reporting Persons has no plans or proposals which relate to, or may result in, any of the matters listed in 4(a)-(j) of Schedule 13D.

CUSIP NO. 8290W101	Page 8 of 9

Item 5.                                Interest in Securities of the Issuer

The information provided in Item 4 is incorporated by reference.

Item 6.                                Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

The information provided in Item 4 is incorporated by reference.

Item 7.                                Material To Be Filed As Exhibits.

                        Not applicable

CUSIP NO. 8290W101	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:                      December 29, 2011

By: /s/ Jonathan Dash
Jonathan Dash

Dash Acquisitions LLC

By: /s/Jonathan Dash
Jonathan Dash